Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

We will hold the Meeting in Quesnel, B.C. Additionally, a live-webcast option will be provided for Shareholders to listen in and view the Meeting and ask questions.

The annual general meeting (the “Meeting”) of shareholders (“Shareholders”) of West Fraser Timber Co. Ltd. (the “Company”) will be held on April 24, 2024 at 11:00 a.m. (Vancouver time). The Meeting will be held at 1250 Brownmiller Road, Quesnel, B.C. Additionally, through our online meeting platform Registered Shareholders (as defined in the accompanying Circular) and duly appointed proxyholders will have a live-webcast option at https://web.lumiagm.com/441482273, password “westfraser2024” (case sensitive), where they can listen in and view the Meeting and ask questions. The Meeting will be held, for the following purposes:

1.	to receive the consolidated financial statements of the Company for the financial years ended December 31, 2023 and 2022, together with the Auditor’s report on them;

2.	to fix the number of Directors at twelve;

3.	to elect the Directors to hold office until the close of the next annual meeting of Shareholders;

4.	to appoint an auditor of the Company to serve until the close of the next annual meeting of Shareholders and to authorize the Directors to fix the auditor’s remuneration; and

5.

to consider an advisory (non-binding) resolution on the Company’s approach to executive compensation, as more particularly set out in the section of the accompanying Circular entitled “Advisory Resolution on the Company’s Approach to Executive Compensation (Say on Pay)”.

No other matters are contemplated for consideration at the Meeting, however any permitted amendment to or variation of any matter identified in this Notice of Annual General Meeting of Shareholders (the “Notice”) may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

A copy of the annual report of the Company for the financial year ended December 31, 2023 (the “Annual Report”) will accompany this Notice for those Shareholders that had requested a copy of the Annual Report. The Annual Report may also be found on our website (www.westfraser.com) and under our profiles on SEDAR+ (the System for Electronic Document Analysis and Retrieval) at www.sedarplus.ca and on EDGAR (Electronic Data Gathering, Analysis, and Retrieval system) at www.sec.gov/edgar. The Annual Report includes our consolidated financial statements and the Auditor’s report thereon.

Shareholders registered at the close of business on February 29, 2024 will be entitled to receive this Notice and to vote at the Meeting.

INFORMATION ON NOTICE AND ACCESS

(You have not been sent a physical copy of the Circular.)

General Information

The Company has prepared this Notice of the Annual General Meeting (the “Notice”) of the Company, which includes Information on Notice and Access, the Circular and a form of proxy relating to the Meeting, and the Circular contains details of the matters to be considered at the Meeting. This Notice has been prepared and mailed to you under the notice and access rules that came into effect on February 11, 2013, pursuant to applicable Canadian securities laws. Notice and access enables issuers to reduce the volume of materials that must be physically mailed to shareholders by posting the information circular and related proxy materials on the Internet. Please call Computershare Investor Services Inc. (“Computershare”) toll-free at 1-800-564-6253 (North American toll free) or 1-514-982-7555 (International) if you have any questions about notice and access procedures.

How to Access the Circular and Obtain a Physical Copy

The Circular and related proxy materials are available under our profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar, and on our website at www.westfraser.com. Shareholders are reminded to review these online materials in connection with the Meeting and before voting. Shareholders may obtain a physical copy of the Circular by: (a) calling the Company’s transfer agent, Computershare, toll free at 1-800-564-6253 (North American toll free) or 1-514-982-7555 (International); or (b) emailing a request to Computershare at service@computershare.com. A request for a physical copy of the Circular should be sent sufficiently in advance so that it is received by Computershare by April 4, 2024, in order to allow sufficient time for the Company to mail, and the Shareholder to receive, the physical copy of the Circular and return the completed form of proxy before the Proxy Deadline (defined below).

Forms of Proxy and Voting Instruction Forms (“VIFs”)

Registered Shareholders have received a form of proxy with this Notice. To have proxy votes counted in the voting at the Meeting, the deadline for submitting a completed form of proxy is 11:00 a.m. (Vancouver time) on April 22, 2024 (the “Proxy Deadline”). Please complete, date and sign the form of proxy and deliver it before the Proxy Deadline in accordance with the instructions set out in the form of proxy and in the Circular.

Non-registered Shareholders (as defined in the accompanying Circular) have received a voting instruction form with this Notice. The deadline for returning voting instruction forms is specified within the form itself. Voting instruction forms, whether provided by the Company or an intermediary, should be completed and returned in accordance with the specific instructions, and by the deadline specified, within the form. Please ensure you carefully follow the instructions set out in the voting instruction form, including those specifying to where and when the form is to be returned.

Please review the Circular before completing your form of proxy or voting instruction form, as the Circular contains additional information about each matter to be voted on at the Meeting. The following guide will assist you in locating the relevant disclosure for each matter.

For disclosure about:	Refer to the following section(s) in the Circular

• the fixing of the number of Directors at twelve	“Fixing the Number and Election of Directors”

• the election of Directors	“Information Regarding Nominees for Election as Directors”

• the appointment of the Company’s auditor	“Appointment of the Auditor”

• the approval of the Company’s approach to executive compensation	“Advisory Resolution on the Company’s Approach to Executive Compensation (Say on Pay)”

A Shareholder who is unable to attend the Meeting in person and who wishes to ensure that such Shareholder’s shares are voted must complete, date and sign an acceptable form of proxy or voting instruction form and deliver it in accordance with the instructions set out in the enclosed form of proxy or voting instruction form and in the Circular.

DATED at Vancouver, B.C., March 6, 2024.

BY ORDER OF THE BOARD

Sean McLaren
President and Chief Executive Officer